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SEC
Mail Processing
Section
JUN 28 2018
Washington DC
408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-10533

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05-01-2017 AND ENDING 04-30-2018
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: K.W. Chambers & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7800 Forsyth Blvd., 5th Floor
(No. and Street)

Clayton	MO	63105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Greg Overschmidt 314-236-2464
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Purk & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

1034 S. Brentwood Blvd., Suite 2000	St. Louis	MO	63117
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Greg Overschmidt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of K.W. Chambers & Co., as of April 30, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAN BRADSHAW
Notary Public - Notary Seal
State of Missouri, St Charles County
Commission Number 13519333
My Commission Expires Jan 30, 2021

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report of Independent Register Public Accounting Firm on Management's Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

K.W. CHAMBERS & CO.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
APRIL 30, 2018

Purk
CPAs and Business Advisors
1034 S. Brentwood Blvd.
Suite 2000
St. Louis, MO 63117
o: 314.884.4000
f: 314.884.4001
www.purkpc.com

Contents

Purk
& Associates, P.C.
CPAs and Business Advisors

Report of Independent Registered Public Accounting Firm

Board of Directors
K.W. Chambers & Co.
St. Louis, Missouri

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of *K. W. Chambers & Co.* (the "Company," a Missouri corporation) as of April 30, 2018, and the related statements of income, changes in ownership equity, and cash flows for the year then ended, and the related notes and supplementary information (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of *K. W. Chambers & Co.* as of April 30, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of *K. W. Chambers & Co.'s* management. Our responsibility is to express an opinion on *K. W. Chambers & Co.'s* financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to *K. W. Chambers & Co.* in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The information contained in Schedule I – Computation of Net Capital, Aggregate Indebtedness, Basic Net Capital Requirement Pursuant to Rule 15c3-1, Reconciliation with the Company's Computation included in Part IIA of Form X-17A-5 and Statement Pursuant to Rule 15c3-3 (collectively, "supplementary information") has been subjected to audit procedures performed in conjunction with the audit of *K. W. Chambers & Co.'s* financial statements.

1034 S. Brentwood Boulevard, Suite 2000
St. Louis, MO 63117
office: 314.884.4000
fax: 314.884.4001

The supplementary information is the responsibility of *K.W. Chambers & Co.*'s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Purk & Associates, P.C.

We have served as *K.W. Chambers & Co.'s* auditor since 2010.
St. Louis, Missouri
June 25, 2018

K.W. CHAMBERS & CO.

STATEMENT OF FINANCIAL CONDITION
APRIL 30, 2018

Current Assets		
Cash and cash equivalents	$	59,290
Receivables from brokers or dealers		125,437
Prepaid expenses		29,203
Other receivables		31,319
Total Current Assets		245,249
Liabilities and Ownership Equity		
Current Liabilities		
Accounts payable and accrued liabilities		45,355
Payable to brokers or dealers		96,955
Income taxes payable		1,803
Total Current Liabilities		144,113
Noncurrent Liabilities		
Deferred tax liability		7,485
Total Liabilities		151,598
Common stock, $1.00 par value; 30,000 shares authorized; 17,500 shares issued; 13,000 outstanding		17,500
Additional paid-in capital		27,018
Retained earnings		63,133
		107,651
Less: treasury stock, at cost; 4,500 shares		(14,000)
Total Ownership Equity		93,651
Total Liabilities and Ownership Equity	$	245,249

The accompanying notes are an integral part of these financial statements.

K.W. CHAMBERS & CO.

STATEMENT OF INCOME
FOR THE YEAR ENDED APRIL 30, 2018

Revenues		
Commissions	$	38,799
Revenue from mutual funds and 12b-1 fees		578,250
Insurance and other		1,490,614
Interest Income		10,481
Total Revenues		2,118,144
Expenses		
Employee compensation and benefits		405,800
Commissions		1,430,485
Occupancy and equipment		18,000
Technology and communications		46,344
Other expenses		207,647
Total Expenses		2,108,276
Income Before Income Taxes		9,868
Income Tax Expense		5,267
Net Income	$	4,601

K.W. CHAMBERS & CO.

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
FOR THE YEAR ENDED APRIL 30, 2018

	Shares of Common Stock		Common Stock	Additional Paid-In		Treasury	Total
	Issued	Treasury	Issued	Capital	Retained Earnings	Stock	Ownership Equity
Balance - May 1, 2017	17,500	(4,500)	$ 17,500	$ 27,018	$ 58,532	$(14,000)	$ 89,050
Net Income	-	-	-	-	4,601	-	4,601
Balance - April 30, 2018	17,500	(4,500)	$ 17,500	$ 27,018	$ 63,133	$(14,000)	$ 93,651

The accompanying notes are an integral part of these financial statements.

K.W. CHAMBERS & CO.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED APRIL 30, 2018

Cash Flows from Operating Activities		
Net income	$	4,601
Adjustments to reconcile net income to net cash used in operating activities		
Deferred income tax expense		3,510
Changes in assets and liabilities		
Receivables from brokers or dealers		(50,900)
Prepaid expenses		5,696
Other receivables		(30,987)
Accounts payable and accrued liabilities		11,821
Payable to brokers or dealers		46,985
Income taxes payable		(4,442)
Total Adjustments		(18,317)
Net Cash Used In Operating Activities		(13,716)
Net Decrease in Cash and Cash Equivalents		(13,716)
Cash and Cash Equivalents - Beginning of Year		73,006
Cash and Cash Equivalents - End of Year	$	59,290
Supplemental Disclosures of Cash Flow Information		
Income taxes paid	$	6,199

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Nature of the Business

K.W. Chambers & Co. (the "Company"), was incorporated on February 29, 1962, and is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(ii), which provides that all the funds and securities belonging to the Company's customers be handled by a correspondent broker-dealer. The Company's customer base is primarily located in Missouri, Illinois, Arkansas, California, Indiana, Iowa, Minnesota, Mississippi, South Carolina, Wisconsin, Texas, and Tennessee. The Company does not require collateral to secure receivables.

The Company has an agreement with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Recognition of Income and Expenses

Commission income and clearing fees related to securities transactions are recognized on a settlement date basis because all such transactions are cleared through another broker-dealer which operates on this basis. Reporting such transactions on a trade date basis would not result in a material difference.

Cash and Cash Equivalents

The Company considers all liquid investment instruments purchased with a maturity of three months or less to be cash equivalents.

The Company's cash deposits in financial institutions are covered by FDIC insurance which is subject to certain limitations and conditions.

Receivables

Receivables primarily consist of commissions receivable from mutual funds and insurance companies and are collectible in less than one year. Management has evaluated the collectability of these receivables and has determined that no allowance for doubtful accounts is necessary.

<u>Income Taxes</u>

The Company accounts for income taxes using the asset and liability approach. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of the assets and liabilities. The Company files its income tax returns using the cash basis of accounting.

The Company has implemented the accounting standard prescribed in ASU 2015-17 which requires deferred tax assets and liabilities be classified as noncurrent.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740-10, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination on a more likely than not basis based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company has analyzed the tax positions taken and concluded that as of April 30, 2018, there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company recognizes the accrual of any interest and penalties related to unrecognized tax benefits in income tax expense. Interest and penalties totaled $35 in fiscal year 2018. Federal and state income tax returns are subject to examination by the respective taxing authorities, generally for three years after they were filed.

<u>Subsequent Events</u>

Management has evaluated the impact on the financial statements, if any, of subsequent events through June 25, 2018 which is the date the financial statements were available to be issued. (See Note 8).

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $7,011 which was $17,989 below its required minimum net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was 21.62 to 1. (See Note 8).

3. POSSESSION OR CONTROL REQUIREMENTS

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii). The Company promptly transmits all customer funds and securities to the clearing broker who carries the customer accounts; therefore, the Company does not have any possession or control of customer funds or securities.

4. LEASE

The Company leases its office space on a month-to-month basis from an entity related by common ownership. Rent expense was $18,000 for the year ended April 30, 2018.

5. CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

6. RELATED PARTIES

The Company shares office space and employees with an entity that has a common stockholder. The Company received commission income of $240,900 and paid expenses of $181,317 to the related party last year.

Additionally, the Company received $10,296 in rebates from the related party based upon the volume of trades processed and also received $10,481 of interest income from the related party associated with the Company's client account balances.

Included in the accounts payable and accrued liabilities at April 30, 2018 was $23,200 payable to this related party. This amount was due within 30 days.

Included in accounts receivable at April 30, 2018 was $30,497 receivable from this related party for errors and omissions insurance premiums paid by the company on behalf of the affiliate. This receivable was collected May 23, 2018.

7. INCOME TAXES

The provision for income tax expense (benefit) consists of the following:

Current	$ 1,757
Deferred	3,510
	$ 5,267

The income tax provision differs from expense that would result from applying federal and state statutory rates to income (loss) before income taxes (benefit) primarily due to permanent differences related to the non-deductible portion of meals and entertainment expenses.

Deferred income tax assets and liabilities are recognized for certain income and expenses that are recognized in different periods for income tax and financial statement purposes. Temporary differences result primarily from accrual to cash adjustments for income tax purposes as the Company is on the cash basis of accounting for income tax purposes. These temporary differences result in recognition of a deferred tax liability of $7,485 as of April 30, 2018. No valuation allowance is considered necessary because deferred tax assets are considered more likely than not of being realized.

Income taxes paid during the fiscal year ended April 30, 2018 were as follows:

Federal	$	4,484
State		1,715
	$	6,199

8. SUBSEQUENT EVENTS

On May 24, 2018 FINRA ruled that the Company's receivable from Huntleigh Securities on April 30, 2018 was a nonallowable asset for net capital. The Company does not agree with the position taken by FINRA as the receivable was from a company with common ownership and was at all times readily convertible into cash and was in fact collected on May 23, 2018. As a result of the ruling by FINRA, the Company's net capital was reduced below the minimum net capital required for the first time in the Company's 56 year history. The Company's net capital was below the $25,000 minimum from April 26 until May 4, 2018. This was reported to FINRA and to the Securities and Exchange Commission. The Company does not believe that this event has a material impact on the financial statements.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5

Schedule 1

Computation of Net Capital

Total ownership equity	$	93,651
Deductions and/or changes		
Nonallowable assets		
Prepaid expenses		29,203
Other receivables		31,319
Receivable from brokers or dealers		25,726
Net capital before haircuts on securities positions		7,403
Haircuts on securities positions		392
Net capital	$	7,011

Computation of Aggregate Indebtedness

Accounts payable and accrued liabilities	$	45,355
Payable to brokers or dealers		96,955
Income taxes payable		1,803
Deferred tax liability		7,485
Total aggregate indebtedness	$	151,598

Computation of Basic Net Capital Requirement

Minimum net capital required	$	25,000
Net capital deficiency	$	(17,989)
Percentage of aggregate indebtedness to net capital		2162%

Reconciliation with the Company's Computation included in Part IIA of Form X-17A-5 as of April 30, 2018

Net capital as reported in the Company's Part II (unaudited) FOCUS report	$	37,508
Receivable from Huntleigh Securities deemed by FINRA to be non-allowable		(30,497)
Net Capital per above	$	7,011

The Company's net capital of $7,011 is $17,989 below the $25,000 minimum net capital requirement of the National Futures Association.

Statement Pursuant to Rule 15c3-3
The Company has claimed exemption from Rule 15c3-3 pursuant to section (k)(2)(II). All customer transactions are cleared through a broker-dealer on a fully disclosed basis and the Company does not hold funds for the accounts of its customers.

Purk & Associates, P.C.
CPAs and Business Advisors

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

Board of Directors
K.W. Chambers & Co.
St. Louis, Missouri

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by *K.W. Chambers & Co.* and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of *K.W. Chambers & Co.* for the year ended April 30, 2018, solely to assist you and SIPC in evaluating *K.W. Chambers & Co.'s* compliance with the applicable instructions of Form SIPC-7. *K.W. Chambers & Co.'s* management is responsible for *K.W. Chambers & Co.'s* compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (General Account Check Register Report and Vendor QuickReport Expense Detail) noting no differences;
2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 part III for the year ended April 30, 2018, with the Total Revenue amount reported in Form SIPC-7 for the year ended April 30, 2018, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of *K.W. Chambers & Co.*, and the specified parties listed above, and is not intended to be and should not be used by anyone other than these specified parties.

Purk & Associates, P.C.

St. Louis, Missouri
June 25, 2018

1034 S. Brentwood Boulevard, Suite 2000
St. Louis, MO 63117
office: 314.884.4000
fax: 314.884.4001

Purk
& Associates, P.C.
CPAs and Business Advisors

Report of Independent Registered Public Accounting Firm on Management's Exemption Report

Board of Directors
K.W. Chambers & Co.
St. Louis, Missouri

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) *K.W. Chambers & Co.* (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which *K.W. Chambers & Co.* claimed an exemption from 17 C.F.R. §240.15c3-3: ((2)(ii)) (the "exemption provisions") and (2) *K.W. Chambers & Co.* stated that *K.W. Chambers & Co.* met the identified exemption provisions throughout the most recent fiscal year without exception. *K.W. Chambers & Co.*'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about *K.W. Chambers & Co.'s* compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Purk & Associates, PC

St. Louis, Missouri
June 25, 2018

1034 S. Brentwood Boulevard, Suite 2000
St. Louis, MO 63117
office: 314.884.4000
fax: 314.884.4001

K.W. CHAMBERS & CO.

Investment Securities Since 1961

7800 Forsyth Blvd., 5th Floor
St. Louis, MO 63105
(314) 236-2444
Fax (314) 236-2443

EXEMPTION REPORT

Broker or Dealer

Name:	K. W. Chambers & Company
Address:	7800 Forsyth Blvd., 5th Floor, St. Louis, MO 63105
Telephone:	(314) 236-2400
SEC Registration #:	8-10533
FINRA Registration #:	1432

To the best knowledge and belief of the above-mentioned broker or dealer,

- The above-mentioned broker or dealer is claiming an exemption under SEC Rule 15c3-3 under section (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis.
- The above-mentioned broker or dealer met the identified exemption provision for the period May 1, 2017 to April 30, 2018 without exception.

Signature: ______________________

Name: Greg Overschmidt

Title: President